Saul Centers, Inc.

7501 Wisconsin Avenue

Bethesda, MD 20814

June 26, 2009

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Daniel L. Gordon Eric McPhee

Re:	Saul Centers, Inc. Form 10-K for the year ended December 31, 2008 Filed March 16, 2009 File No. 001-12254

Ladies and Gentlemen:

On behalf of Saul Centers, Inc., a Maryland corporation (the “Company”), please find the Company’s responses to your letter, dated June 18, 2009 (the “Comment Letter”), with respect to the Company’s filings.

Form 10-Q for the quarterly period ended March 31, 2009

Consolidated Statements of Saul Centers, Inc. Stockholders’ Equity, page 6

1.	Please revise your consolidated statements of stockholders’ equity in future filings to include the equity attributable to noncontrolling interest. As the noncontrolling interest is part of the equity of the consolidated group, it should be presented in the statement of changes in equity. See paragraphs 38.c. of ARB 51 and A6 of SFAS 160.

On behalf of the Company, this confirms that in future filings the consolidated statements of stockholders’ equity will include the equity attributable to noncontrolling interest.

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company is providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (301) 986-6000.

Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Scott V. Schneider
Scott V. Schneider Senior Vice President, Chief Financial Officer, Treasurer and Secretary